EXHIBIT 99.1

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                 Buenos Aires, December 28, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

Dear Sirs,

          I, Gabriela A. Duranti, in my capacity as attorney in fact, am writing to inform you that the fixed interest rate for the first period of January
2008 / June 30, 2008 for 181 days for the Class B negotiable obligations with an original nominal value of US$ 273,623,867.- that are due in 2010 and that were issued pursuant to the US$ 2,000,000,000.- Global Program for the Issuance of Negotiable Obligations will be: 8.1490% (Six month LIBOR: 4.649% + 3.50%:
8.1490%).

                     Yours faithfully,
                               Gabriela A. Duranti
                                Attorney in fact